April 28, 2009

Lauren Nguyen/Attorney-Advisor
United States Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	WLMG Holding, Inc. Registration Statement on Form S-1 Filed March 18, 2009 File No. 333-158088

Dear Ms. Nguyen:

We represent WLMG Holding, Inc. (the “Company” or “WLMG”). We are in receipt of your letter dated April 28, 2009 regarding the above referenced filing and the following are our responses:

General

1.
We note that the selling shareholders will be required to sell at the same fixed price at which the shares were purchased in a prior unregistered transaction.  Please explain to us the selling shareholders’ business reason for selling at the same purchase price, thereby making no profit.

Answer:
This section and throughout the S1 has been revised to reflect that the selling shareholders can sell at $.20 which is based upon the original purchase price paid by the selling shareholders of $.10 plus an increase based on the fact the shares will be liquid and registered.

2.	We could not locate your description of the experience of your officers and directors for the previous five years. Please revise. Refer to Item 401 of Regulation S-K.

Answer:	The description of the experience of the Company’s officers and directors for the previous five years has been added under “Directors, Executive Officers, Promoters and Control Persons”.

Risk Factors, page 7

Voting Control of Our Common Stock is Possessed By Jeffrey Love…., page 8

3.
 We note the disclosure in the risk factor heading that voting control of your common stock is possessed by Jeffrey Love.  However, the disclosure in the risk factor states that the voting control is possessed solely by Steven Mitchem.  Please explain the discrepancy or revise.

Answer:      This was an error and has been revised to Steven Mitchem.

Agreements We Are Working On, page 15

4.
We note the list of licensing agreements for Hip-Hop Nation that you are currently working on.  Please revise to update this disclosure and disclose the material terms of your licensing agreements.  Additionally, please revise your registration statement to disclose all your material agreements and file the applicable agreements as exhibits to the registration statement.

Answer:
This section has been revised to disclose that the Company has not finalized any of the licensing agreements to date and to disclose the Company is negotiating a form agreement which is filed as an exhibit to registration statement.

Very truly yours,

ANSLOW & JACLIN

By/s/ Anslow & Jaclin